John T. Fitzgerald John.Fitzgerald@srz.com 212.756.2423

August 11, 2025

VIA E-MAIL EDGAR

Ms. Anu Dubey Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Tax Free Fund for Puerto Rico Residents, Inc. (“TFF I”), Puerto Rico Residents Tax-Free Fund, Inc. (“PRRTFF I”) and Puerto Rico Residents Tax-Free Fund VI, Inc. (“PRRTFF VI,” and together with TFF I and PRRTFF I, each a “Fund” and collectively, the “Funds”) Response to Comments on July 22, 2025, with respect to the Preliminary Proxy Statement on Schedule 14A filed on July 17, 2025 (the “Preliminary Proxy Statement”), File Numbers 811-23672, 811-23688, and 811-23694.

Dear Ms. Dubey:

On behalf of our clients, the Funds, set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on July 22, 2025 regarding the Funds’ Preliminary Proxy Statement. For your convenience, the Staff’s comments are restated below in italics, with our responses following.

1. On the last sentence of the first paragraph of the first page of the shareholder letter in the Preliminary Proxy Statement, disclose directions as to the logistical details of the virtual meeting, including how shareholders can remotely access, participate in, and vote at such meeting.

Response: The Funds acknowledge the Staff’s comment and will add such disclosures to the Preliminary Proxy Statement.

2. The third paragraph of the shareholder letter in the Preliminary Proxy Statement includes a parenthetical that only references PRRTFF I and PRRTFF VI with respect to nominees receiving requisite votes for election in 2021. Please confirm that reference in the fourth paragraph on the first page of the shareholder letter in the Preliminary Proxy Statement to “new directors” to each of the Funds is accurate.

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

Response: The Funds acknowledge the Staff’s comment and hereby confirm that the reference is accurate, as Ocean Capital did not make any nominations at TFF I’s 2021 annual meeting of shareholders.

3. Supplementally, please explain the shareholder approval requirements for each proposal pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”). Furthermore, please explain if Proposal 2 is a liquidation pursuant to each Fund’s organizational documents.

Response: The Funds are selling their securities and seeking shareholder approval to distribute the resulting proceeds to shareholders. After the sale of the Funds’ securities, the Funds intend to hold non-investment security assets and not engage primarily in the business of investing, reinvesting or trading in securities. As explained below, such actions will not constitute a liquidation under the Funds’ organizational documents and, as such, the Funds do not believe that they should rely on the Staff’s position that a shareholder vote under Section 13(a)(4) is not required in connection with an investment company’s liquidation. Therefore, the Funds are seeking shareholder approval of Proposal 1 pursuant to Section 13(a)(4) of the 1940 Act, which requires a majority of an investment company’s outstanding voting securities to approve a change to the nature of its business so as to cease to be an investment company.

Proposal 2 is not subject to the shareholder approval requirements of the 1940 Act. However, pursuant to the Funds’ organizational documents, such action will require shareholder approval.

Proposal 2 is not a liquidation under the Funds’ organizational documents or applicable Puerto Rico corporate law. Neither the Certificates of Incorporation for each of the Funds (the “Charters”) nor Puerto Rico corporate law define what constitutes a “liquidation.” Notably, the Charters clearly distinguish between separate events: (A) a sale of all or substantially all of the assets of the Fund; and (B) a liquidation or dissolution of the Fund. Furthermore, as recognized by the Puerto Rico Supreme Court, the liquidation process begins together with the dissolution of a corporation.1 Additionally, the interpretations made by the Delaware courts regarding the Delaware General Corporation Law (the “DGCL”) also have persuasive value in Puerto Rico, as do the interpretations made by other states that have adopted the DGCL. The Delaware Court of Chancery has stated that the elements of a liquidation include: (1) sale of assets; (2) paying off of creditors; (3) otherwise winding up business affairs; (4) distribution of remaining proceeds to shareholders; and (5) abandonment of corporate form. It has also interpreted that “two of the central characteristics of a liquidation are the winding up of the corporation’s affairs and the abandonment of its corporate identity.”2

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1 See, Miramar Marine v. Citi Walk, 198 D.P.R. 684, 692 (2017).

2 Rosan v. Chicago Milwaukee Corp., No. C.A. 10526, 1990 WL 13482, at *4 (Del. Ch. Feb. 6, 1990)(Unpublished Opinion). See also, Marcus v. W2007 Grace Acq. I, Inc., 203 F. Supp. 3d 332, 338 (S.D.N.Y. 2016).

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

Given that the Funds will: (i) retain insurance claims for prior litigation costs, tax losses, potential recoveries related to defaulted bonds and other assets; (ii) maintain their corporate form until such claims are resolved, potential recoveries are realized and the remaining assets are distributed to shareholders; and (iii) not dissolve following the distribution of proceeds pursuant to Proposal 2, the Funds do not believe that their actions should be deemed to be a liquidation pursuant to each of the Fund’s organizational documents or applicable Puerto Rico corporate law.

4. Please add to the second Q&A on page five of the Preliminary Proxy Statement that there is no assurance that the SEC will issue an order or that such approval will be granted.

Response: The Funds acknowledge the Staff’s comment and will add such disclosures to the Preliminary Proxy Statement.

5. Please disclose whether Proposals 1 and 2 for each Fund are contingent upon each other.

Response: Proposals 1 and 2 for each Fund are not contingent upon each other and the Funds have added the following disclosure (bold/underlined) to “What will happen if the Proposals are not approved at the Special Meeting?”:

“If shareholders do not approve Proposal 1, the Fund likely will continue to be subject to the 1940 Act.

If shareholders do not approve Proposal 2, that Fund will retain its assets and continue to operate in accordance with its stated investment objective and policies while the Board considers what, if any, steps to take in the best interests of the Fund and its shareholders, including the possibility of resubmitting the Proposals or another plan to shareholders for consideration. The proposals are not contingent upon each other and the Board will consider any future action independently.”

6. If accurate, please disclose that if a Fund continues to exist and holds cash per the board’s already given direction to start selling securities, then distributions paid by that Fund will not be tax free for Puerto Rico residents. Also disclose in the board consideration section, whether or not the board considered this in connection with approving what they approved.

Response: The Funds respectfully acknowledge the Staff’s comment. However, the Funds believe that as long as the securities are sold and dividends are declared and paid while the Funds remain registered under the 1940 Act, both the Funds and their respective shareholders will continue to enjoy the preferential tax treatment granted to such Funds under the Puerto Rico Internal Revenue Code of 2011, as amended (“PRIRC”).

The Boards of Directors for each of the Funds (the “Boards”) have considered the tax consequences of their actions and appropriate disclosure will be added.

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

7. In the fourth Q&A on page five of the Preliminary Proxy Statement, please disclose who the rest of the solicitation cost will be borne by other than the “certain” ones that will be borne by the Funds.

Response: The Funds acknowledge the Staff’s comment and will revise such disclosures in the Preliminary Proxy Statement to reflect that the Funds will bear all costs of this solicitation.

8. On page 12 of the Preliminary Proxy Statement, please disclose how long advisory agreements with Atlas Asset Management, LLC can be in place.

Response: The Funds acknowledge the Staff’s comment and will revise the disclosures in the Preliminary Proxy Statement to reflect the following edit (bold/underlined):

“During its process, the Boards identified Atlas Asset Management, LLC (“Atlas”), a registered investment adviser that provides investment advisory services for individuals and institutional clients, as a suitable interim adviser to manage the Funds’ securities on a transitional basis and, accordingly, on July 15, 2025, the Boards approved an interim investment advisory agreement between the Funds and Atlas. The Funds subsequently entered into an interim investment advisory agreement with Atlas, effective July 20, 2025, for the management of each Fund’s portfolio on a temporary basis. Each interim advisory agreement may be in place until December 17, 2025.”

9. Under “Regulatory Effects of Deregistration” on page 16 of the Preliminary Proxy Statement, please disclose how long each Fund expects to be existing and not subject to the 1940 Act before paying out a distribution.

Response: The Funds acknowledge the Staff’s comment and will add the following disclosure (edits bold/underlined):

“If shareholders approve Proposal 1 and a Fund ceases operations as an investment company, the Fund would no longer be subject to the foregoing regulation, all of which is designed to protect the interests of shareholders. If shareholders approve Proposal 2, the Funds anticipate distributing the proceeds as soon as practicable and prior to applying for deregistration under the 1940 Act.”

10. Supplementally, please explain why the Funds cannot be registered under the 1940 Act even though they could appear to be investment companies in spite of shareholder approval of Proposal 1.

Response: Under Section 3 of the 1940 Act, the Funds do not believe that they will be considered investment companies. After the sale of the Funds’ securities, the Funds do not intend to hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities or owning investment securities having a value exceeding forty percent of the value of their total assets (excluding cash and U.S. government securities). In fact, as of the date for the Special Meeting of shareholders for each of the Funds, the Funds expect to hold only a few non-investment security assets, including cash or cash-like equivalents, tax losses, insurance claims for prior litigation costs, and potential recoveries related to defaulted bonds.

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

11. Under “General Income Tax Consequences” on page 17, please disclose how the distribution of substantially all of Fund assets if Proposal 2 is approved for each Fund will be taxed and any Board consideration regarding this treatment of that distribution.3

Response: The Funds acknowledge the Staff’s comment and will add the following disclosures to the Preliminary Proxy Statement:

If substantially all of a Fund’s assets are distributed to shareholders following the approval of Proposal 2 and prior to the deregistration of the Fund under the 1940 Act, qualifying shareholders will continue to enjoy the preferential tax treatment granted under the PRIRC.

The Funds believe that the proposed dividend payments to shareholders will more likely than not be deemed “liquidating distributions” for purposes of the PRIRC. Although the preferential tax treatment granted to the Funds under the PRIRC will still apply, this means that, for Puerto Rico income tax purposes, a Puerto Rico shareholder’s receipt of his or her share of a “liquidating distribution” from a Fund will be a taxable event in which the shareholder will generally be viewed as having sold his or her shares in exchange for an amount equal to the cash received.

Accordingly, each Puerto Rico shareholder generally will recognize gain (or loss) for Puerto Rico income tax purposes equal to the amount by which such cash exceeds (or is less than) the shareholder’s adjusted tax basis in his or her Fund shares.  If any gain (or loss) is recognized for Puerto Rico income tax purposes, such gain (or loss) will be treated as a long-term capital gain (or loss) if the shareholder held the Fund shares for more than one year and otherwise will generally be treated as a short-term capital gain (or loss).

The Board considered the tax consequences of the distribution of substantially all of the Funds’ assets to shareholders, including the fact that shareholders who have a gain on their shares would recognize a capital gain, and those shareholders who reflect a loss on their shares after the distribution would recognize a loss for Puerto Rico income tax purposes.

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

12. On page 18, please disclose how long it is expected that the assets will remain in cash before dividends are paid out and tax consequences to Puerto Rico residents during this time.

Response: The Funds acknowledge the Staff’s comment and will add the following disclosure:

If shareholders approve Proposal 2, the Funds anticipate distributing the proceeds as soon as practicable and prior to applying for deregistration under the 1940 Act. As long as the securities are sold and dividends are declared and paid while the Funds remain registered under the 1940 Act, both the Funds and their respective shareholders will continue to enjoy the preferential tax treatment granted to such Funds under the PRIRC.

As described under the section “General Income Tax Consequences,” Puerto Rico residents may be subject to Puerto Rico income taxes following the dividend payment made by the Funds. However, such dividend payment will not become a taxable event for shareholders until such time as dividends are actually declared and paid by the Funds.

13. Under “Dividends Amount” on page 18, please disclose an estimate of the costs of the sale of substantially all of the Fund’s assets. Also, please confirm supplementally that the Funds will decide on the collectability of all receivables and that they will include in the respective liquidation costs, anything they believe will not be collected.

Response: The requested disclosure for the estimated costs will be added.

Additionally, the Funds confirm they will decide on the collectability of all receivables and that they will include in the respective costs, anything they believe will not be collected.

14. Supplementally, please confirm whether Codification Topic 450 FASB FAS 5 will be used in accounting for the sale of substantially all of a Fund’s assets.

Response: The Funds confirm that they will use Codification Topic 450 FASB FAS 5 in the accounting for the sale of substantially all of a Fund’s assets if any contingent obligations or liabilities arise from the sales.

15. The second paragraph of page 29 contains disclosure about indemnification. Please include the party that this potential indemnification relates.

Response: The Funds acknowledge the Staff’s comment and have revised such disclosure to name the Funds’ proxy solicitor.

16. On the last paragraph of page 29, please fill in the blank with the applicable party.

Response: The Funds acknowledge the Staff’s comment and have revised such disclosure to name the Funds’ proxy solicitor.

17. On page 30, if PRRTFF I and PRRTFF VI have an underwriter distributor, please identify and disclose address.

U.S. Securities and Exchange Commission

Division of Investment Management

August 11, 2025

Response: The Funds acknowledge the Staff’s comment and have added such disclosure to the Preliminary Proxy Statement.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to contact me at (212) 756-2423.

Very truly yours,

/s/ John T. Fitzgerald

John T. Fitzgerald